UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number 333-295440

Verdera Energy Corp.
(Translation of registrant’s name into English)

#250 – 750 West Pender St.

Vancouver, British Columbia, V6C 2T7, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☒      Form 40-F ☐

The following documents are being submitted herewith:

Exhibit	Description
99.1	Notice of Annual General Meeting and Management Information Circular dated September 8, 2026
99.2	Notice and Access Notification for 2026 Annual General Meeting
99.3	Form of Proxy and Financial Statements Request Form for 2026 Annual General Meeting
99.4	News Release dated September 15, 2026
99.5	News Release dated September 17, 2026
99.6	News Release dated September 24, 2026
99.7	News Release dated September 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Verdera Energy Corp.
(Registrant)

Date: September 30, 2026	By:	/s/ Janet Lee-Sheriff
	Name:	Janet Lee-Sheriff
	Title:	Chief Executive Officer

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